PURCHASE AGREEMENT

The RBB Fund, Inc. (the “Company”), a Maryland corporation, and F/m Investments LLC (“F/m”), intending to be legally bound, hereby agree with each other as follows:

1.  The Company hereby offers F/m and F/m hereby purchases one (1) share (the “Share”) of the F/m Ultrashort Treasury Inflation-Protected Security (TIPS) ETF (par value $0.001 per Share) (the “Fund”) at price per Share equivalent to the net asset value per Share of the Fund as determined on February 18, 2025.

2.  The Company hereby acknowledges receipt from F/m of funds in the amount of $50 in full payment for the Share.

3.  F/m represents and warrants to the Company that the Share is being acquired for investment purposes and not with a view to the distribution thereof.

4.  This Agreement may be executed in counterparts, and all such counterparts taken together shall be deemed to constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of February 18, 2025.

THE RBB FUND, INC.

By:	/s/ James G. Shaw
Name:	James G. Shaw
Title:	Chief Financial Officer, Chief Operating Officer, and Secretary

F/M INVESTMENTS LLC

By:	/s/ Melissa Mooney
Name:	Melissa Mooney
Title:	Deputy Chief Compliance Officer